NEWS RELEASE 08-34	DEC. 29, 2008

DRILLING RETURNS 9.03 GRAMS PER TONNE GOLD OVER 25.8 METRES AT LONG CANYON PROJECT, NEVADA

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG - TSX/NYSE-A) is pleased to announce that new drill results have both strengthened and extended high-grade, oxide gold mineralization at its 51%-owned and operated Long Canyon project in Nevada.

Drilling that tested a 150-metre long gap between mineralized holes in the West Zone returned:

  9.03 grams per tonne gold (0.264 ounces per ton) over 25.8 metres, including 14.44 g/t (0.422 oz/ton) over 6.9 metres, in hole LC173C.

Drill highlights from several step-out holes extending the Northeast and Shadow Zones include:

  5.45 g/t (0.159 oz/ton) over 7.6 metres, including 9.36 g/t (0.273 oz/ton) over 3.0 metres, in LC172;
  4.34 g/t gold (0.127 oz/ton) over 16.8 metres, including 6.63 g/t (0.194 oz/ton) over 6.1 metres, in LC130C;
  1.18 g/t (0.035 oz/ton) over 27.5 metres in LC158.

With drilling consistently intersecting near-surface, high-grade oxide gold mineralization, Long Canyon is developing into a high-quality gold deposit Mineralization has been intersected over a 1.7 kilometre (1.1 mile) long strike length and across multiple zones that are collectively up to 400 metres in width. Mineralization remains open in all directions – including at depth.

Approximately 24,700 metres in 164 holes have been drilled in 2008, with assays from approximately 50 holes still pending. A project-first, independent National Instrument 43-101 resource estimate is planned for Q1 2009.

For a map highlighting recent drilling, please click:
http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillMap0834.jpg

LONG CANYON DRILL RESULTS

Hole ID	From (metres)	To (metres)	Intercept Length (metres)	Au (oz/ton)	Au (g/t)
LC117C	82.1	85.7	3.6	0.077	2.64
including	84.8	85.7	0.9	0.244	8.37
	91.8	107.0	15.2	0.082	2.79
including	100.9	101.2	0.3	0.389	13.33
LC122C	78.0	81.1	3.1	0.022	0.74
LC127C	43.0	47.6	4.6	0.113	3.87
including	43.0	44.5	1.5	0.292	9.99
	49.7	53.7	4.0	0.016	0.56

	61.3	82.6	21.3	0.050	1.71
including	72.0	73.5	1.5	0.170	5.81
LC130C	44.8	61.6	16.8	0.127	4.34
including	49.4	55.5	6.1	0.194	6.63
	56.1	57.0	0.9	0.260	8.91
	60.5	61.1	0.6	0.169	5.80
LC135C	52.4	58.5	6.1	0.080	2.74
including	53.4	54.9	1.5	0.154	5.25
LC156	123.5	132.6	9.1	0.045	1.41
LC158	126.5	154.0	27.5	0.035	1.18
	158.5	161.6	3.1	0.027	0.93
LC172	50.3	57.9	7.6	0.159	5.45
including	51.8	54.9	3.0	0.273	9.36
LC173C	37.0	62.8	25.8	0.264	9.03
including	37.8	39.9	2.1	0.326	11.17
	44.5	48.2	3.7	0.446	15.26
	50.6	57.5	6.9	0.422	14.44
	93.3	97.3	4.0	0.034	1.16

*True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. Holes LC154, LC167, LC177, LC178, LC181 had no reportable intercepts. For a PDF of comprehensive drill results, please click:
http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillResults0834pdf

Fronteer is majority owner (51%) and manager of Long Canyon through a participating joint venture with AuEx Ventures Inc. (49%). Long Canyon, Sandman and Northumberland are currently Fronteer's leading gold properties in Nevada. Long Canyon, located 6.5 km (4 miles) south of the I-80 Freeway corridor in northeastern Nevada, is part of Fronteer's emerging 400,000-acre Eastern Great Basin portfolio.

For more information on Long Canyon and Fronteer's other Nevada projects, visit:
http://www.fronteergroup.com/?q=content/nevada

Robert Felder, M.Sc. and Certified Professional Geologist, as recognized by the American Institute of Professional Geologists, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cutoff of 0.30 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. All drill samples were assayed by American Assay Laboratories (ISO9002:2002) in Sparks, Nevada, for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

LIQUIDITY

Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$81 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.